SEABURY SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
CONFIDENTIAL PURSUANT TO RULE 17a-5(C)(3)
DECEMBER 31, 2015

ASSETS

Current Assets		
Cash	$	127,677
Accounts Receivable		25
Total Assets	$	127,702

LIABILITIES AND MEMBER'S EQUITY

Current Liabilities		
Accrued Expenses	$	15,000
Due to Affiliate		42,450
Total Liabilities		57,450
MEMBER'S EQUITY		70,252
Total Liabilities and Members' Equity	$	127,702

The accompanying notes are an integral part of these financial statements.